EXHIBIT INDEX ON PAGE 7 OF 9

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT NO. 3
TO
SCHEDULE 13D
under the Securities Exchange Act of 1934 *
KERZNER INTERNATIONAL LIMITED
(Name of Issuer)
Ordinary Shares ($.001 par value)
(Title of Class of Securities)
P8797T13
(CUSIP Number)
Richard M. Levine, Esq.
Executive Vice-President and General Counsel
Kerzner International Limited
Coral Towers
Paradise Island, Bahamas
(242) 363-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Events subsequent to July 3, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP No. P8797T13
1	Names of Reporting Persons Solomon Kerzner IRS Identification Nos. of Above Persons (entities only) Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization South African
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 4,528,694 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,099,664 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,528,694 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 12.5%
14	Type of Reporting Person (See Instructions) IN

(1) Total shares beneficially owned by Mr. Kerzner as of the date hereof. Consists of (i) 3,995,794 ordinary shares held for the account of World Leisure Group Limited, a British Virgin Islands holding company (“WLG”), (ii) 429,030 ordinary shares over which WLG has the right to vote through certain proxy arrangements with Sun International Limited, a company organized under the laws of the Republic of South Africa and (iii) 103,870 ordinary shares subject to currently exercisable options, all of which were transferred to the Kerzner Family Trust by Mr. Kerzner. WLG is owned and controlled by the Kerzner Family Trust, a trust organized under the laws of The British Virgin Islands (“KFT”), and the Howard B. Kerzner Family Trust, a trust organized under the laws of the British Virgin Islands (“HBKFT”). Both KFT and HBKFT are controlled by Mr. Kerzner.

 Item 1.  Security and Issuer.

This amendment to this Schedule 13D (“Statement”) relates to ordinary shares, $.001 par value per share (the “Shares”) of Kerzner International Limited, a corporation organized under the laws of the Commonwealth of the Bahamas (“Kerzner”). The address of the principal executive offices of Kerzner is Coral Towers, Paradise Island, The Bahamas.

Item 2.  Identity and Background.

This Statement is filed on behalf of Solomon Kerzner, Kerzner International Limited, Executive Offices, Coral Towers, Paradise Island, The Bahamas

Mr. Kerzner is Chairman of the Board of Directors of Kerzner, Coral Towers, Paradise Island, The Bahamas, and Chairman of the Board of Directors of WLG, Trident Trust Company Limited, PO Box 146, Road Town, Tortola, British Virgin Islands. Mr. Kerzner, a citizen of South Africa, controls KFT and HBKFT. Mr. Kerzner has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Kerzner has not, during the last five years, been party to a civil proceeding or judicial or administrative body of competent jurisdiction, the result of which has subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

This Statement updates the information included in Schedule 13D dated July 3, 2001 filed on July 11, 2001, and amendments thereto (Amendment No. 1 to Schedule 13D dated July 3, 2001 filed on July 12, 2001 and Amendment No. 2 (inadvertently designated Amendment No. 1) to Schedule 13D dated July 3, 2001 filed on August 14, 2001), which reported on Shares owned by WLG and Mr. Kerzner as of July 3, 2001. Attached hereto as Exhibit A is a schedule which sets forth information regarding changes in the Shares beneficially owned by Mr. Kerzner since July 3, 2001 due to his acquisition of Shares pursuant to Kerzner employee benefit plans (since July 3, 2001 Mr. Kerzner has not acquired any Shares other than pursuant to such plans) and his sales of Shares. In each case Mr. Kerzner either used his personal funds to exercise outstanding options or acquired Shares pursuant to the cashless exercise feature of the applicable benefit plan.

Item 4.  Purpose of Transaction.

Mr. Kerzner may acquire additional Shares, dispose of some or all of his Shares or consider entering into corporate transactions involving Kerzner. Mr. Kerzner’s future activities with respect to the Shares will depend upon, among other things, his financial needs and resources, the market price of the Shares and any changes in his relationship with Kerzner. Mr. Kerzner does not have any current plans or proposals that relate to or would result in any of the actions set forth in items (b) to (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) Mr. Kerzner:	4,528,694

Rows (11) and (13) of the cover page to this Statement are hereby incorporated by reference. Mr. Kerzner beneficially owns an aggregate of 4,528,694 Shares, which represents 12.5% of the 36,306,967 Shares outstanding as of June 3, 2005. The 4,528,694 Shares owned by Mr. Kerzner consist of (i) 3,995,794 ordinary shares held for the account of WLG, (ii) 429,030 ordinary shares over which WLG has the right to vote through certain proxy arrangements with Sun International Limited and (iii) 103,870 ordinary shares subject to currently exercisable options, all of which were transferred to the Kerzner Family Trust by Mr. Kerzner.

(b) Mr. Kerzner:
Sole Voting Power:	4,528,694
Shared Voting Power:	0
Sole Dispositive Power:	4,099,664
Shared Dispositive Power:	0

Rows (7) through (10) of the cover page to this Statement, which are hereby incorporated by reference, set forth the amount of Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

In addition to the changes in beneficial ownership attributable to the transactions described in Exhibit A, Mr. Kerzner’s beneficial ownership of Shares has declined due to sales of Shares by Sun International Limited and its affiliates, which have resulted in reductions in the Shares over which WLG has the right to vote through certain proxy arrangements. Such proxy shares have declined from 2,865,653 at July 3, 2001, to 429,030 as of the date hereof.

(c) Not applicable.

(d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by Mr. Kerzner.

(e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Voting and disposition rights are subject to the following agreements:

(i) Registrations Rights and Governance Agreement dated as of July 3, 2001, filed as Exhibit C to Schedule 13D of Mangalitsa Limited (with respect to Kerzner), filed on July 13, 2001 and incorporated herein by reference;

(ii) Omnibus Agreement dated as of July 3, 2001, filed as Exhibit 10.9 to Registration Statement on Form F-4, filed on September 21, 2001 and incorporated herein by reference;

(iii) Supplemental Agreement to the Original Shareholders’ Agreement and to the Rosegrove Shareholders Agreement dated as of July 3, 2001, filed as Exhibit A to Schedule 13D of Mangalitsa Limited (with respect to Kerzner), filed on July 13, 2001 and incorporated herein by reference;

(iv) Irrevocable Proxy Agreement dated as of July 3, 2001, filed as Exhibit B to Schedule 13D of Mangalitsa Limited (with respect to Kerzner), filed on July 13, 2001 and incorporated herein by reference;

(v) Settlement Agreement dated as of November 1, 2002, filed as Exhibit 99.2 to Form 6-K of Kerzner, filed on November 8, 2002 and incorporated herein by reference; and

(vi) Corporate Governance Agreement executed on August 10, 2004, Exhibit B to the Stock Purchase Agreement dated as of July 15, 2004, filed as Exhibit 99.1 to Form 6-K of Kerzner, filed on July 16, 2004 and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit  Description

A.       Acquisition of Beneficial Ownership of Shares Pursuant to Employee Benefit Plans, and Sales of Shares, since July 3, 2001 by Mr. Kerzner.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2005

by /s/ Solomon Kerzner
Solomon Kerzner

EXHIBIT INDEX

Exhibit No.	Description	Page

A.	Acquisition of Beneficial Ownership of Shares Pursuant to Employee Benefit Plans, and Sales of Shares, since July 3, 2001 by Mr. Kerzner.	8 of 9